                                                                     Exhibit (a)

Contact:
Rick Stewart                                         Ian Garland
Chief Executive Officer                              Chief Financial Officer
Amarin Corporation plc                               Amarin Corporation plc
Phone: +44 (0) 20 7907 2440                          Phone: +44 (0) 20 7907 2444
Email: investor.relations@amarincorp.com

                  AMARIN CORPORATION REPORTS FIRST QUARTER 2003
                                FINANCIAL RESULTS

                                       ---

         After provisions due to Permax'r' generic competition revenues fell 81% to $3.3 million

                                       ---

               Impact of generic competition resulted in inventory
                           provisions of $7.3 million

                                       ---

LONDON, United Kingdom, June 3, 2003 - Amarin Corporation plc (NASDAQ: AMRN) today reported that, after taking additional provisions of $7.3 million for Permax due to the market entry of generic pergolide, revenues fell by 81% to $3.3 million for the first quarter ended March 31, 2003. Before provisions relating to Permax generics, revenues were $9.4 million.

As expected, generic competition to Permax had a significant impact in the first quarter and reduced Amarin sales to zero, after the impact of provisions. Prior to provisions Permax revenues decreased 49% to $6.0 million compared with the same period in 2002. Permax prescriptions declined 44%, in-line with sales. The reduction in patient demand has resulted in an increase in wholesaler inventory levels at quarter end and Amarin has booked provisions totalling $7.3 million, or $0.50 per ADS, to cover the risk of returns, rebates and inventory losses. In accordance with U.K. GAAP, approximately $6.2 million of these provisions are recognized against revenue. The remaining $1.1 million in provisions are recognized in cost of sales.

For the quarter, Amarin incurred a net loss of $3.7 million after Permax provisions and after crediting a gain of $7.5 million arising on the renegotiation during the quarter of Permax-related obligations due to Elan. The loss per ADS was $0.26. This is compared with revenues of $17.6 million, net income of $1.6 million and diluted earnings per ADS of $0.14 in the corresponding period in 2002.

Total operating expenses, including the impact of the $7.5 million gain on renegotiation of debt, were down 87% at $1.2 million for the quarter, compared to the same quarter in 2002. Prior to the gain, operating expenses were down 4% at $8.7 million, primarily due to a reduction in Permax amortization resulting from the 2002 reduction in the intangible net asset value.

The acquisition of Permax in 2001 established Amarin as an emerging neurology specialty pharmaceutical company. Generic competition to Permax has long been expected and will not distract from our focus on the launch of Zelapar (on approval), our development pipeline and further growth via product acquisition."

"However, the entry of generic competition to Permax in the first quarter now requires Amarin to make appropriate provisions based on a prudent, conservative assessment of current and future wholesaler inventory levels plus the related future impact on the business. The provisions taken this quarter reflect our assessment of future prescription trends and potential wholesaler inventory levels " said Rick Stewart, chief executive officer.

As a result of the continuing decline in Permax revenues and after analysing newly obtained data regarding wholesaler inventory levels at March 31, 2003, Amarin has determined that it will be necessary to restructure its debt obligations and raise additional funding in order to fund ongoing operations from September 2003 onwards. In addition, as previously noted capital will need to be raised to facilitate the exercise of the Zelapar option (which extends through FDA approval) and execute our strategy of acquiring under-promoted neurology products. The timing and ability to restructure existing debt and raise additional finance will impact on the company's ability to execute our strategy and sustain its infrastructure in its present form.

Progress continues to be made with the Amarin product development pipeline. Zelapar'TM' (selegiline orally disintegrating tablets) received an approvable letter from the Food & Drug Administration ("FDA") in February 2003. Through our partner, Elan Pharmaceuticals, the company is in regular communication with the FDA to resolve outstanding items raised. Additional clinical trials for LAX-101 are in the planning stage in collaboration with Laxdale Limited, our development partner.

Other key events in the quarter include:

o    Settlement of Permax patent litigation with Ivax

o Development and filing of generic formulation of glipizide extended release tablets for Watson Laboratories

o Meeting with the FDA to discuss additional Phase III clinical program to support a New Drug Application for LAX-101

o    Appointment of Ian Garland as Chief Financial Officer

Permax (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Zelapar (selegiline orally disintegrating tablets), an MAO-B inhibitor, is a potential adjunct therapy for Parkinson's disease.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar (selegiline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's disease.

For press release and other Company information, visit our web site at http://www.amarincorp.com

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

                          Amarin Corporation plc
         Period Ended 31 March 2003 Selected Data (UK GAAP - UNAUDITED)

                                                                          Three months ended 31 March
                                                            ---------------------------------------------------------
                                                              2002             2003             2003             2003
                                                            ------           ------           ------           ------
                                                                         Pre-permax           Permax            Total
                                                                            charges          charges
                                                             $'000            $'000            $'000            $'000
Revenue:
   Licensing & development fees                              1,079              538              -                538
   Product sales & royalties                                16,528            8,876           (6,147)           2,729
                                                            ------           ------           ------           ------
   Total revenue from continuing activities                 17,607            9,414           (6,147)           3,267
                                                            ======           ======           ======           ======
Cost of sales:
   Direct costs                                              6,385            4,271            1,129            5,400
                                                            ======           ======           ======           ======
Gross profit                                                11,222            5,143           (7,276)          (2,133)
                                                            ======           ======           ======           ======
Operating expenses:
   Selling, general & administrative                         6,095            5,866              -              5,866
   Amortisation of intangible assets                         1,670            1,348              -              1,348
                                                            ------           ------           ------           ------
                                                             7,765            7,214              -              7,214
   Gain on renegotiation of Elan debt                          -             (7,500)             -             (7,500)
                                                            ------           ------           ------           ------
   Total SG&A                                                7,765             (286)             -               (286)
   Research & development                                    1,330            1,488              -              1,488
   Operating expenses from discontinued activities               5              -                -                -
                                                            ------           ------           ------           ------
Total operating expenses                                     9,100            1,202              -              1,202
                                                            ======           ======           ======           ======
Operating (loss)/profit from continuing activities           2,127            3,941           (7,276)          (3,335)
Operating (loss)/profit on discontinued activities              (5)             -                -                -
   Interest and investment income/(paid) (net)                (379)            (255)             -               (255)
   Foreign exchange gain (loss)                               (147)             -                -                -
                                                            ------           ------           ------           ------
Income/(Loss) before taxes                                   1,596            3,686           (7,276)          (3,590)
   Income tax (expense)/credit                                  63             (102)             -               (102)
   Dividends payable                                           (43)             (24)             -                (24)
                                                            ------           ------           ------           ------
Net income/(loss) for the period                             1,616            3,560           (7,276)          (3,716)
                                                            ======           ======           ======           ======
Weighted average shares - basic                              7,747           14,567           14,567           14,567
Weighted average shares - diluted                           11,771           15,175           15,175           15,175
Income/(loss) per share:
      Basic                                                   0.21             0.24            (0.50)           (0.26)
      Diluted                                                 0.14             0.23            (0.50)           (0.26)


                     Notes and additional disclosures
--------------------------------------------------------------------------------

                                                                            2002                 2003
                                                                           $'000                $'000
Earnings before interest, tax, depreciation and amortization               3,792               (1,987)
                                                                         =======              =======
Select Balance Sheet Data
   Net current liabilities                                               (23,224)              (1,494)
   Cash and debtors                                                       31,828               24,051
   Total assets                                                          128,775               77,261
   Long term creditors and provisions                                    (30,076)             (36,908)
   Called up share capital [ordinary shares]                              15,838               29,076
   Total shareholders' funds                                              31,343               10,166
Income/(loss) for period                                                   1,616               (3,716)
   amortisation                                                            1,670                1,348
   interest                                                                  379                  255
   taxation                                                                  (63)                 102
   forex                                                                     147                  -
   dividend                                                                   43                   24
                                                                         -------              -------
EBITDA                                                                     3,792               (1,987)
                                                                         =======              =======

1.  Basis of preparation - Going Concern

These selected financial data have been prepared on a going concern basis, consistent with the basis of preparation of the Group's current annual financial statements, filed under form 20-F. Subsequent to the filing of the 20-F, the Group has obtained new data on wholesaler inventories and has more data on the impact of generic competition to Permax. Updating Amarin's projected cash flows to take account of this new information indicates that Amarin must restructure its debt obligations and raise additional financing in order to fund ongoing operations (as presently conducted) from September onward. A failure to restructure existing debt obligations and raise finance within the required timeframe may have a material adverse impact on the Group.